Exhibit 1.01

Conflict Minerals Report of Sturm, Ruger & Company, Inc.

This is the Conflict Minerals Report of Sturm, Ruger & Company, Inc. (“Ruger”) for the 2025 calendar year (“Reporting Period”) in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934. Rule 13p-1 and Form SD require the disclosure of certain information if a company manufactures or contracts to manufacture products in which certain “Conflict Minerals” (as defined below) may be present and necessary to the functionality or production of such products. “Conflict Minerals” are defined as cassiterite, wolframite, columbite-tantalite, gold, and their derivatives, which are tin, tungsten, and tantalum (“3TG”) mined in the Democratic Republic of the Congo and in the adjoining countries (“Covered Countries”). This report has been prepared by management of Ruger, and includes the activities of all divisions, which we are required to consolidate.

Ruger is one of the nation’s leading manufacturers of rugged, reliable firearms for the commercial sporting market. As a full-line manufacturer of American-made firearms, Ruger offers consumers almost 800 variations of more than 40 product lines. For more than 75 years, Ruger has been a model of corporate and community responsibility. Our motto, “Arms Makers for Responsible Citizens,” echoes the importance of these principles as we work hard to deliver quality and innovative firearms. Ruger has been in business since 1949 and was incorporated in its present form under the laws of the State of Delaware in 1969. Ruger’s principal executive office is located in Mayodan, NC, and its manufacturing facilities are located in Mayodan, NC, Newport, NH, Prescott, AZ and Hebron, KY.

The process outlined in this Conflict Minerals Report describes Ruger’s efforts to comply with the mandates of Rule 13p-1.

RCOI/Due Diligence Process

Ruger’s good-faith Reasonable Country of Origin Inquiry (“RCOI”) relating to 3TG contained within its products is part of a continuous effort. Ruger frequently engages with its suppliers and participates in ongoing dialogue to understand the complete composition of supplied components. The RCOI is intended to determine whether any 3TG used in Ruger products originates in the Covered Countries and/or comes from recycled or scrap sources.

Because Ruger does not directly source any 3TG and is many levels removed from the mining, smelting, and refining processes, we have very limited influence over these far-removed suppliers. As a result, Ruger relies upon its direct suppliers to obtain information regarding the origin of any 3TG that is contained within its products, including where possible, the smelters of the 3TG. Similarly, many of Ruger’s suppliers depend on their suppliers for this information. Ruger’s report is limited by the information regarding the source of 3TG provided by its suppliers, and is dependent upon the willingness of its suppliers to cooperate and assist in this process. Ruger does not purchase raw ore or unrefined 3TG, makes no purchases in the Covered Countries, and sources materials and parts almost exclusively within the United States.

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Over the past decade, Ruger has worked to identify suppliers that potentially provide materials and components that contain 3TG. As part of our continuous improvement effort, we review and further refine this list on an ongoing basis and have integrated the due diligence process into our supply chain and supplier onboarding process. In 2025, as in prior years, we continued to update both our supplier list and our RCOI due diligence process, and have worked to improve outreach to achieve greater compliance. In 2025, Ruger reached out to each identified supplier and: (i) described the reporting obligations imposed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act; and (ii) requested information regarding the presence and sourcing of 3TG used in the materials and components supplied to the Company during the Reporting Period. In instances where suppliers reported no 3TG present in the materials and components supplied, no further action was taken with that particular supplier, but our documentation was updated to reflect this information. In instances where suppliers reported the presence of 3TG in materials and components supplied to Ruger, additional information regarding the source of the 3TG was requested.

Ruger engaged further with suppliers, as needed, to ensure that the request was understood and complied with. Ruger then compared the smelters and refiners identified in the supply chain survey against the list of smelter facilities which have been identified as Conflict Free by programs such as the EICC/GeSI Conflict Free Smelter program for 3TG. To the extent that additional information was required, Ruger followed up with various suppliers and sought additional detail.

Conflict Minerals Disclosure

After conducting a good faith inquiry as described above, we have determined that only a small portion of Ruger’s sourced material contains any 3TG. Of those suppliers that provide products containing 3TG, the vast majority have reported that the 3TG is either not intentionally added to the material or comes from scrap or recycled sources. Of the remaining population of suppliers, most have completed their due diligence and reported that materials supplied to Ruger do not contain 3TG sourced in the Covered Countries. A small percentage of suppliers either did not respond to our outreach efforts or have been unable to obtain 100% compliance from their supply chain, and therefore cannot definitively identify the source of 3TG contained in the materials provided to the Company. For suppliers who have not obtained complete responses from their supply chain, the information provided does not indicate that any of the material these vendors supply to Ruger is derived from 3TG which originates in the Covered Countries.

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Based upon the information received from its supply chain, Ruger has no reason to believe that any of the materials contained within its products contains 3TG which originates in Covered Countries. Ruger makes this determination based upon information provided by its suppliers, which has been evaluated and subjected to the above-described due diligence process.

This Report has not been subject to an independent private sector audit.

The Company may, from time to time, make forward-looking statements and projections concerning future expectations. Such statements are based on current expectations and are subject to certain qualifying risks and uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. The Company undertakes no obligation to publish revised forward-looking statements to reflect events or circumstances after the date such forward-looking statements are made or to reflect the occurrence of subsequent unanticipated events.

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